UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                      (Amendment No. ___)*

                     BCAM International, Inc
(Name of Issuer)

                  Common Stock, $0.01 Par Value
                 (Title of Class of Securities)

                            055293104
                         (CUSIP Number)

                          June 4, 1998
     (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13G

CUSIP No. 055293104

1    Names of Reporting Persons or
     S.S. or I.R.S. Identification Nos. of Above Person

          Kirr, Marbach & Company, LLC

2    Check the Appropriate Box          (a) [x]
     if a Member of a Group             (b) [ ]

3    SEC Use Only

4    Citizenship or Place of Organization

          Indiana

NUMBER OF      5    Sole Voting Power
SHARES
BENEFICIALLY         2,021,167
OWNED BY
EACH           6    Shared Voting Power
REPORTING
PERSON WITH            0

               7    Sole Dispositive Power

                      2,021,167

               8    Shared Dispositive Power

                        0

9    Aggregate Amount Beneficially Owned by Each Reporting Person

          2,021,167 [includes 801,667 shares that may be acquired upon the exercise of warrants]

10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

          Not Applicable

11   Percent of Class Represented by Amount in Row (9)

          9.4%

12   Type of Reporting Person

          IA

                          SCHEDULE 13G

CUSIP No. 055293104

1    Names of Reporting Persons or
     S.S. or I.R.S. Identification Nos. of Above Person

          David M. Kirr

2    Check the Appropriate Box          (a) [x]
     if a Member of a Group             (b) [ ]

3    SEC Use Only

4    Citizenship or Place of Organization

          USA

NUMBER OF      5    Sole Voting Power
SHARES
BENEFICIALLY          55,000
OWNED BY
EACH           6    Shared Voting Power
REPORTING
PERSON WITH            0

               7    Sole Dispositive Power

                       55,000

               8    Shared Dispositive Power

                        0

9    Aggregate Amount Beneficially Owned by Each Reporting Person

          55,000 [represents shares that may be acquired upon the exercise of warrants]

10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

          Not Applicable

11   Percent of Class Represented by Amount in Row (9)

          0.3%

12   Type of Reporting Person

          IN

                          SCHEDULE 13G

CUSIP No. 055293104

1    Names of Reporting Persons or
     S.S. or I.R.S. Identification Nos. of Above Person

          Terry B. Marbach

2    Check the Appropriate Box          (a) [x]
     if a Member of a Group             (b) [ ]

3    SEC Use Only

4    Citizenship or Place of Organization

          USA

NUMBER OF      5    Sole Voting Power
SHARES
BENEFICIALLY          55,000
OWNED BY
EACH           6    Shared Voting Power
REPORTING
PERSON WITH            0

               7    Sole Dispositive Power

                      55,000

               8    Shared Dispositive Power

                        0

9    Aggregate Amount Beneficially Owned by Each Reporting Person

          55,000 [represents shares that may be acquired upon the exercise of warrants]


10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

          Not Applicable

11   Percent of Class Represented by Amount in Row (9)

          0.3%

12   Type of Reporting Person

          IN

                          SCHEDULE 13G

CUSIP No. 055293104

1    Names of Reporting Persons or
     S.S. or I.R.S. Identification Nos. of Above Person

          Gregg T. Summerville

2    Check the Appropriate Box          (a) [x]
     if a Member of a Group             (b) [ ]

3    SEC Use Only

4    Citizenship or Place of Organization

          USA

NUMBER OF      5    Sole Voting Power
SHARES
BENEFICIALLY          55,000
OWNED BY
EACH           6    Shared Voting Power
REPORTING
PERSON WITH            0

               7    Sole Dispositive Power

                       55,000

               8    Shared Dispositive Power

                        0

9    Aggregate Amount Beneficially Owned by Each Reporting Person

          55,000 [represents shares that may be acquired upon the exercise of warrants]


10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

          Not Applicable

11   Percent of Class Represented by Amount in Row (9)

          0.3%

12   Type of Reporting Person

          IN

     This Schedule 13G is being filed to accomplish the conversion by the Reporting Persons from reporting on Schedule 13D to reporting on Schedule 13G as permitted for Passive Investors pursuant to the rules adopted in Exchange Act Release 39538 issued January 12, 1998.

Item 1 (a)Name of Issuer:

               BCAM International, Inc.

Item 1 (b)Address of Issuer's Principal Executive Offices:

               1800 Walt Whitman Road
               Melville, NY 11747

Item 2 (a)Name of Person Filing:

               Kirr, Marbach & Company, LLC ("Kirr Marbach"), a registered investment adviser, and three members of Kirr Marbach: David
               M. Kirr, Terry B. Marbach and Gregg T. Summerville. Kirr Marbach is the managing general partner of three investment limited partnerships that hold securities of the Issuer.

Item 2 (b)Address of Principal Business Office, or if none, Residence:

               The business address of Kirr Marbach and each of its members is 621 Washington Street, Columbus, IN 47201

Item 2 (c)Citizenship:

               Kirr Marbach is a limited liability company organized under the laws of the State of Indiana. Each of the members of Kirr Marbach is a United States citizen.

Item 2 (d)Title of Class of Securities:

               Common Stock, $0.01 Par Value (the "Common Stock")

Item 2 (e)CUSIP Number:

               055293104

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

               A.   [ ]  Broker or Dealer registered under Section 15 of
                         the Act

               B.   [ ]  Bank as defined in section 3(a)(6) of the Act

               C.   [ ]  Insurance Company as defined in section 3(a)(19)
                         of the Act

               D.   [ ]  Investment company registered under section 8 of
                         the Investment Company Act

               E.   [ ]  An investment adviser in accordance with Section
                         240.13d-1(b)(1)(1)(ii)(E)

               F.   [ ]  An Employee benefit plan or endowment fund in
                         accordance with Section 240.13d-1(b)(1)(ii)(F)

               G.   [ ]  A parent holding company or control person in
                         accordance with Section 240.13d-1(b)(ii)(G)

               H.   [ ]  A savings association as defined in Section 3(b)
                         of the Federal Deposit Insurance Act

               I.   [ ]  Group, in accordance with Section 240.13d-
                    1(b)(1)(ii)(J)

               J.   [x]  Group, in accordance with section 240.13d-
                         1(b)(1)(ii)(H)

               If this statement is being filed pursuant to Section 240.13d-1(c), check this box [x]

Item 4    Ownership:

          Item 4 (a) Amount Beneficially Owned:

               2,186,167 [includes 966,667 shares that may be acquired
                         upon the exercise of warrants]

          Item 4 (b) Percent of Class:

               10.2%


          Item 4(c) Number of shares as to which such person has:

               (i)       sole power to vote or to direct the vote:

               (ii)      shared power to vote or to direct the vote:

               (iii)     sole power to dispose or to direct the
                    disposition    of:

               (iv) shared power to dispose or to direct the disposition of:

               The information on the cover pages (pages 2-5) is incorporated by reference.

Item 5    Ownership of Five Percent or less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6    Ownership of More than Five Percent on Behalf of Another Person:

               Kirr Marbach is a general partner of three limited partnerships, which in the aggregate are entitled to receive, or to direct the receipt of, dividends from, and the proceeds from sale of, all of the shares beneficially owned by Kirr Marbach. The economic interest of one of such limited partnerships (R. Weil & Associates, a New York limited partnership) in the Issuer's Common Stock relates to more than five percent of that class.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

               Not Applicable.

Item 8    Identification and Classification of Members of the Group:

               Not Applicable.

Item 9    Notice of Dissolution of Group:

               Not Applicable.

Item 10   Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 1998

                         KIRR MARBACH & COMPANY, LLC



                    By   /s/ Mickey Kim
                         ____________________
                              Mickey Kim

                              Member
                         ____________________
                              Title

                         /s/ David M. Kirr
                         ____________________
                         David M. Kirr

                         /s/ Terry B. Marbach
                         ____________________
                         Terry B. Marbach

                         /s/ Gregg T. Summerville
                         ____________________
                         Gregg T. Summerville